Exhibit 99.1

NEWS RELEASE
EnCana extends risk management measures by hedging
about 35 percent of natural gas production in 2010 gas year
Calgary, Alberta, (June 15, 2009) — EnCana Corporation (TSX & NYSE: ECA) has extended its risk management program for 2010 by establishing fixed price hedges on about 35 percent of the company’s expected natural gas production — about 1.39 billion cubic feet per day — at an average price of US$6.21 per thousand cubic feet (Mcf) for the 2010 gas year, which runs from November 1, 2009 to October 31, 2010.
“Our gas price hedging program has served us well in the first five months of 2009, generating close to $2 billion in cash flow above what market prices would have delivered. This strong cash flow has underpinned our 2009 capital investment during the global economic downturn. Our hedging program increases certainty in cash flow and helps ensure that we meet our capital investment and dividend requirements. It also brings greater certainty to the economics of our projects. At an average price of $6 per Mcf, EnCana expects to earn an after-tax rate of return on gas projects in excess of 20 percent,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
Natural gas prices remain weak
“North American natural gas markets remain oversupplied due to two factors, the emergence of large new supplies from unconventional plays followed by a major economic downturn in the past year that has cut demand. These events have driven prices to levels well below what it costs to add new supplies — levels that we believe are unsustainable. In recent months, drilling has slowed and over time we expect that production will decline, bringing the market back into balance. However, it is difficult to predict when that will occur and what price will emerge,” Eresman said.
About two thirds of current gas production hedged above $9 per Mcf
EnCana’s financial position is strong and the company’s debt ratios remain below our targeted ranges. EnCana has hedged about two-thirds of expected natural gas production, about 2.6 billion cubic feet per day, through October of this year at an average NYMEX equivalent price of $9.13 per thousand cubic feet (Mcf), which is more than two times the current spot price. EnCana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year.
Multi-dimensional risk management
EnCana’s hedging program is just one component of the company’s multi-dimensional approach to risk management. At the heart of the company’s risk management program is its diversified and extensive portfolio of North American resource plays across many of the continent’s top hydrocarbon basins. The diversity of this portfolio allows EnCana to allocate or redistribute capital among projects if local factors arise that influence returns on individual key resource plays. Secondly, EnCana’s manufacturing approach to resource play development is focused on capital efficiency and on being one of the lowest cost producers in all key resource plays, an approach that helps the company deliver strong relative returns in a wide range of economic scenarios. As well, EnCana is focused on generating significant free cash flow at all times during the economic cycle, particularly during periods such as the current economic downturn. The company’s operational and financial success reinforces the sustainable nature of EnCana’s resource play business model.
EnCana Corporation
With an enterprise value of approximately $50 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, debt ratios, sustainable growth and returns, cash flow, cash flow per share and free cash flow); anticipated ability to meet the company’s guidance forecasts; anticipated revenues; the ability to meet capital and dividend requirements; after-tax rate of return on gas projects; anticipated growth and success of resource plays and the expected characteristics of resource plays; the ability to generate free cash flow in the current economic downturn; potential dividends; anticipated success of EnCana’s price risk management strategy; potential demand for natural gas; anticipated drilling; potential capital expenditures and investment; potential natural gas production in 2009 and beyond; anticipated costs; and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2009 cash flow for EnCana is based upon achieving average production of oil and gas for 2009 of approximately 4.6 Bcfe/d, average commodity prices for 2009 based on a WTI price of $55 — $75/bbl for oil, a NYMEX price of $5.50 — $7.50/Mcf for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.75 — $0.85, an average Chicago 3-2-1 crack spread for 2009 of $5 — $10/bbl for refining margins, and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

3